UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           DISTINCTIVE DEVICES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.05 Per Share
                         (Title of Class of Securities)

                                   254745 10
                                 (CUSIP Number)

                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 10, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAMES OF REPORTING PERSONS.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   EagleView Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a)   [x]
  (b)   [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)

  OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)
  [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Florida for-profit corporation

NUMBER OF
SHARES          7.  SOLE VOTING POWER
Beneficially        7,421,340
BENEFICIALLY
OWNED BY
EACH
Reporting       8.  SHARED VOTING POWER
Person
With                0
PERSON
WITH            9.  SOlE DISPOSITIVE POWER

                    0

               10.  SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,421,340

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.37%

14  TYPE OF REPORTING PERSON (See Instructions)

     CO



1 NAMES OF REPORTING PERSONS.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   EagleView Properties, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a)   [x]
  (b)   [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)

  OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)
  [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Florida for-profit corporation

NUMBER OF
SHARES          7.  SOLE VOTING POWER
Beneficially        7,421,340
BENEFICIALLY
OWNED BY
EACH
Reporting       8.  SHARED VOTING POWER
Person
With                0
PERSON
WITH            9.  SOlE DISPOSITIVE POWER

                    0

               10.  SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,421,340

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.37%

14  TYPE OF REPORTING PERSON (See Instructions)

     CO

(1) EagleView Properties, Inc. owns 79.58% of voting common stock of EagleView Technologies, Inc., the record and beneficial owner of 7,421,340 shares of Common Stock of Distinctive Devices, Inc. and, by reason of its ability to control the voting of such shares, is deemed to be the beneficial owner of the shares of Distinctive Devices, Inc. owned by EagleView Technologies, Inc.


1 NAMES OF REPORTING PERSONS.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Michael J. Paolini

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a)   [x]
  (b)   [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)

  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)
  [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen

NUMBER OF
SHARES          7.  SOLE VOTING POWER
Beneficially        7,421,340
BENEFICIALLY
OWNED BY
EACH
Reporting       8.  SHARED VOTING POWER
Person
With                0
PERSON
WITH            9.  SOlE DISPOSITIVE POWER

                    0

               10.  SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,421,340

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.37%

14  TYPE OF REPORTING PERSON (See Instructions)

     IN


(1) Michael J. Paolini owns 51% of EagleView Properties, Inc., and his wife, Kimberly Paolini, owns 24% of such stock. By virtue of this spousal relationship, each is deemed to be the beneficial owner of the shares owned by the other in EagleView Properties, Inc. and each has beneficial ownership of 75% of the outstanding shares of EagleView Properties, Inc. EagleView Properties, Inc. owns 79.58% of the voting common stock of EagleView Technologies, Inc., the beneficial owner and owner of record of 7,421,340 shares of Common Stock of Distinctive Devices, Inc. By reason of its ability to control the voting of the shares of Distinctive Devices, Inc. owned by EagleView Technologies, Inc., EagleView Properties, Inc. is deemed to be the beneficial owner of 7,421,340 shares of Common Stock of Distinctive Devices, Inc.


1 NAMES OF REPORTING PERSONS.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Kimberly Paolini

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a)   [x]
  (b)   [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)

  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)
  [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen

NUMBER OF
SHARES          7.  SOLE VOTING POWER
Beneficially        7,421,340
BENEFICIALLY
OWNED BY
EACH
Reporting       8.  SHARED VOTING POWER
Person
With                0
PERSON
WITH            9.  SOlE DISPOSITIVE POWER

                    0

               10.  SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,421,340

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.37%

14  TYPE OF REPORTING PERSON (See Instructions)

     IN


(1) Kimberly Paolini owns 24% of EagleView Properties, Inc., and her husband, Michael J. Paolini, owns 51% of such stock. By virtue of this spousal relationship, each is deemed to be the beneficial owner of the shares owned by the other in EagleView Properties, Inc. and each has beneficial ownership of 75% of the outstanding shares of EagleView Properties, Inc. EagleView Properties, Inc. owns 79.58% of the voting common stock of EagleView Technologies, Inc., the beneficial owner and owner of record of 7,421,340 shares of Common Stock of Distinctive Devices, Inc. By reason of its ability to control the voting of the shares of Distinctive Devices, Inc. owned by EagleView Technologies, Inc., EagleView Technologies, Inc. is deemed to be the beneficial owner of 7,421,340 shares of Common Stock of Distinctive Devices, Inc.


 This Statement on Schedule 13D (the "Schedule 13D") relates to the transactions carried out in connection with the Stock Exchange Agreement, as amended (the "Agreement") and entered into as of of August 6, 1999 wherein EagleView Technologies, Inc., Alfred M. Carroccia Jr., William Hucks, Walter E. Freeman, James R. Hawk, and Joanne L. Kalt (collectively, the "Shareholders") transferred and assigned to Distinctive Devices, Inc. ("DDI") all of their holdings of EagleView Industries, Inc. ("Industries") Common Stock (the "Shares") amounting to 80.7% of the outstanding shares of Industries. In exchange therefor, DDI issued to the Shareholders 8,051,340 shares of its Common Stock.


ITEM 1: SECURITY AND ISSUER:

   1(a) Common Stock, $.05 per share par value.

1(b) Distinctive Devices, Inc., ("DDI"), 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

1(c) Michael J. Paolini, Chief Executive Officer, President, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

1(d) Alfred M. Carrocia Jr., Executive Vice President, Treasurer, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

1(e) Earl M. Anderson Jr., Vice President and Chief Financial Officer, 21693 Town Place Drive, Boca Raton, FL 33433.

1(f) Kimberly Paolini, Secretary, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.


ITEM 2: IDENTITY AND BACKGROUND:

2(a)- (c)

  (i) EagleView Technologies, Inc. ("Technologies"), the record and beneficial owner of 7,421,340 shares of Common Stock of DDI, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

  (ii) EagleView Properties, Inc. ("Properties"), the owner of 79.58% of Technologies, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

  (iii) Michael J. Paolini, Chief Executive Officer, President and Director of DDI, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.

  (iv) Kimberly Paolini, Secretary of DDI, 110 E. Atlantic Avenue, Suite 230, Delray Beach, FL 33444.




2(d) None

2(e) None

 2(f) Technologies, Properties, Michael J. Paolini, and Kimberly Paolini ("Reporting Persons") are all United States Citizens with the exception of Technologies and Properties which are Florida for-profit corporations.


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The Common Stock of DDI was acquired by the Reporting Persons as a result of the exchange of 4,025,670 shares of Common Stock of Industries' Common Stock owned by the Shareholders for the issuance of 8,051,340 shares of Common Stock of DDI pursuant to the Agreement entered between the parties. Reporting Persons' shares in Industries Common Stock were exchanged for DDI's Common Stock at a ratio of 1:2. Industries is not, and has never been, a publicly traded entity.

The source of each individual Investors' funds is reflected on such individual's cover sheet to this Schedule 13D.


ITEM 4: PURPOSE OF TRANSACTION

 As stated in Item 3, the Reporting Persons exchanged their stock in Industries for DDI's Common Stock. The Reporting Persons do not intend to acquire any additional securities of DDI at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. As a condition of the share exchange, James R. Hawk and Joanne Kalt resigned as directors and Michael J. Paolini, and Alfred M. Carroccia Jr. have been appointed to the Board of Directors. Earl M. Anderson Jr. and Walter E. Freeman were re-appointed. No additional plans to alter the present board of directors, charter, by-laws or corresponding instruments are contemplated an no material change in DDI's present capitalization or dividend policy will occur as a result of this stock exchange. DDI's securities are not presently listed on any exchange or quotation system nor have they been actively traded during the past several years. This stock exchange will not result in any class of DDI's securities being delisted or ceasing to be authorized to be quoted in any inter-dealer quotation system. This stock exchange will not result in any class of DDI's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.

 The sole purpose of the transaction was to make Industries a wholly owned subsidiary of DDI and allow it to enter into the digital wireless transmission industry by utilizing microwave transmission or to achieve high-speed transmission of Wide Area Networks and Wireless Internet Access Systems. Industries currently intends to supply on a turn-key basis wireless systems, including site engineering evaluation and planning, system cost estimates, customized financial analysis and projections, and system construction and operation.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

 5(a) DDI had outstanding 4,119,902 shares of Common Stock as of July 31, 1999. After consummation of this transaction, DDI has outstanding 12,292,954 shares
of Common Stock.   Reporting Persons are deemed to be beneficial owners of
7,421,340 shares in the aggregate, which is 60.37% of DDI's outstanding common stock as of August 10, 1999.

 5(b) The Reporting Persons have voting power to vote all of the 7,421,340 shares.

 5(c) Other than the transactions which are the subject of this report, no other transactions concerning DDI's securities have been effected by Reporting Persons within the last 60 days.

 5(d) No person other than Reporting Persons is entitled to receive or direct the receipt of dividends from the subject securities.

 5(e) Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Agreement, as amended, between DDI and the Shareholders, DDI, in exchange of 8,051,340 shares of its Common Stock, acquired from the Shareholders an aggregate of 4,025,670 shares of Industries' Common Stock (the "Transaction.") The Agreement additionally provides that within thirteen (13) months following August 10, 1999 (the "Closing Date"), DDI will offer to exchange DDI Common Stock for the balance of the outstanding shares of Industries as at the Closing Date not acquired by DDI. Such exchange or exchanges shall have an exchange ratio of two DDI shares for each share of Industries, so that DDI will issue 9,976,120 shares of DDI Common Stock in exchange for all of the outstanding shares of Industries as of the Closing Date, which is the exchange ratio by which DDI Common Stock is being exchanged
for the Shares hereunder.   At DDI's option, such exchange may be effected by
virtue of a merger of Industries into or with DDI or a wholly-owned subsidiary of DDI.

 In connection with services rendered by James W. Wolff to DDI as a finder in introducing Industries to DDI, DDI issued to James W. Wolff a finder fee of 121,712 shares of DDI's Common Stock, which is the number of shares of DDI's Common Stock equal to one percent (1%) of the shares of DDI Common Stock outstanding immediately following the Closing Date of the transaction. Further, if, within thirteen months of the Closing Date, additional shares are issued by DDI to acquire the balance of Industries' Common Stock as set forth under the Agreement, DDI will cause to be issued to Mr. Wolff such number of shares of DDI Common Stock as shall be equal to 1% of the DDI Common Stock so issued in exchange for the balance of Industries' Common Stock.

 Although the Reporting Persons acted together with the other shareholders of DDI in entering into the Agreement, the Reporting Persons disclaim that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of DDI.



ITEM 7: MATERIAL TO BE FILED AS EXHIBITS


No.         Description:
1           Stock Exchange Agreement dated June 18, 1999 incorporated by reference to Exhibits of DDI's Current Report on Form 8-K dated
            June 18, 1999.


2.         Amendment to Stock Exchange Agreement dated August 6, 1999.


                                   SIGNATURE:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August    , 1999                       /s/Michael J. Paolini
Date                                     Signature

                                         Michael J. Paolini, President
                                         Name/Title:

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.


                             JOINT FILING AGREEMENT

 Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.

 Each of the undersigned acknowledges that he or it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

 Each person whose signature appears below hereby constitutes and appoints Michael J. Paolini, his true and lawful attorney-in-fact and agent, for him and in name, place and stead, in any and all capacities, to sign any and all filings on Schedule 13D under the Exchange Act, and any amendment thereto, relating to the securities of Distinctive Devices, Inc. and to file the same with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that such attorney-ion-fact and agent may lawfully do or cause to be done by virtue hereof in connection with such filings.

 This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of this 17th day of August 1999.


                                    /s/Michael J. Paolini
                                       Michael J. Paolini


                                      /s/Kimberly Paolini
                                         Kimberly Paolini




                                      EagleView Technologies, Inc.,
                                       a Florida corporation

                                       By:  /s/Michael J. Paolini
                                         Name: Michael J. Paolini
                                        Title:    President

                                     EagleView Properties, Inc.,
                                      a Florida corporation

                                      By:/s/Michael J. Paolini
                                      Name: Michael J. Paolini
                                     Title:    President




                                   EXHIBIT 2

                     AMENDMENT TO STOCK EXCHANGE AGREEMENT

This Amendment to a Stock Exchange Agreement dated June 18, 1999 is made and entered into as of the 6th day of August, 1999, by and among Distinctive Devices, Inc., a New York corporation ("DDI"), EagleView Technologies, Inc., a Florida corporation ("Technologies"), Alfred M. Carroccia ("Carroccia"), William Hucks ("Hucks"), Walter E. Freeman ("Freeman"), James R. Hawk ("Hawk") and Joanne L. Kalt ("Kalt"). Technologies, Carroccia, Hucks, Freeman, Hawk and Kalt are sometimes hereinafter collectively referred to as the "Shareholders."

                             W I T N E S S E T H :

WHEREAS, DDI, Technologies and Carroccia entered into the Stock Exchange Agreement (hereinafter called the "Agreement"), a copy of which is attached hereto, relative to the exchange by Technologies and Carroccia of shares of EagleView Industries, Inc. ("Industries"), a Florida corporation, for shares of voting Common Stock, $.05 par value, of DDI ("DDI Common Stock"); and

WHEREAS, pursuant to the provisions of Section 3.4 of the Agreement, additional holders of Industries' Common Stock can become parties to this Agreement, and Hucks, Freeman, Hawk, and Kalt are holders of Industries' Common Stock and desire to become parties to the Agreement and to exchange their shares of Industries' Common Stock for shares of DDI Common Stock, all upon the terms set forth in this Amendment to the Agreement, which shall, together with the Agreement, be referred to as the "Amended Agreement"; and

WHEREAS, the ownership of shares of Industries' Common Stock (the "Shares") by the Shareholders is as follows: Technologies - 3,710,670 shares, Carroccia - 200,000 shares, Hucks - 70,000, Freeman - 5,000 shares, Hawk - 20,000 shares, and Kalt - 20,000 shares; and

WHEREAS, the parties hereto desire that such exchange of the Shares for DDI Common Stock shall be a tax free exchange under the provisions of Section 368
(a) (1) (B) of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the execution and delivery of the Agreement by the parties hereto and the representations, warranties, covenants and agreements set forth therein and herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto, each intending to be legally bound hereby, agree as follows:

1. All capitalized terms, unless otherwise defined in this Amendment, shall have the meanings set forth in the Agreement.

2. Section 1.1 of the Agreement is amended to read as follows:

   "Section 2.1. Exchange of Stock. At the Closing (as defined in Section 1.2), each of the Shareholders shall transfer and assign to DDI all of his, her or its holdings of Industries Common Stock, to-wit, the Shares, by delivering to DDI certificates representing their respective holdings of the Shares duly endorsed for transfer. In exchange therefor, DDI shall issue to the Shareholders the number of shares of DDI Common Stock set forth in the next succeeding sentence of this Section 1.1. To effect such issue of its shares of capital stock, DDI shall prepare and issue an irrevocable letter of instructions, dated as of the Closing Date, addressed to DDI's Registrar and Transfer Agent, Chase Mellon Shareholder Services, New York City ("CMSS"), directing and authorizing CMSS to issue certificates representing DDI Common Stock to the Shareholders as follows:


            To Technologies - 7,421,340 shares of DDI Common Stock;

            To Carroccia - 400,000 shares of DDI Common Stock;

            To Hucks - 140,000 shares of DDI Common Stock;

            To Freeman - 10,000 shares of DDI Common Stock;

            To Hawk - 40,000 shares of DDI Common Stock; and

            To Kalt - 40,000 shares of DDI Common Stock."

3. The Closing shall take place on August 10, 1999 at 10:00 a.m., local time.

4. Section 1.4 of the Agreement is amended to read as follows:

    "Section 1.4 Directors and Officers of DDI. At the Closing, the directors and officers of DDI, other than Earl M. Anderson, Jr. and Walter E. Freeman, shall submit their resignations and, at the same time, shall elect new directors designated by the Shareholders. Information with respect to such designees complying with Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules and regulations of the Securities and Exchange Commission ("SEC") thereunder, shall be submitted by the Shareholders to DDI prior to Closing so that DDI can cause an Information Statement pursuant to Section 14(f) of the Exchange Act to be prepared and submitted to CMSS, so that it may be mailed by CMSS to all DDI shareholders as of, or promptly after, the Closing. Following the requisite ten-day period following such mailing and the filing of such information with the SEC, the resignations of DDI's current directors and officers and the election of the Shareholders' ignated directors shall become effective."

5. The second paragraph of Section 3.1 of the Agreement shall be amended to read as follows:

         "Within thirteen (13) months following the Closing, DDI agrees to offer to exchange DDI Common Stock for the balance of the outstanding shares of Industries Common Stock as at the Closing Date not being acquired by DDI hereunder. Such exchange or exchanges shall have an exchange ratio which shall reflect DDI's commitment to issue 9,976,120 shares of DDI Common Stock in exchange for all of the outstanding shares of Industries as at the Closing Date, which is the exchange ratio by which DDI Common Stock is being exchanged for the Shares hereunder. At DDI's option such exchange may be effected by a merger of Industries into or with DDI or a wholly-owned subsidiary of DDI."

6. Paragraph (c) of Section 2.2 of the Agreement is amended to read as follows:

         "(c) Industries has an authorized capitalization consisting of 10,000,000 shares of Common Stock, $.0001 par value. As of the date of this Amended Agreement there are issued and outstanding 4,988,060 shares of such Common Stock, of which 4,025,670 shares are owned beneficially and of record by the Shareholders in the amounts set forth in the third preamble to this Amendment. All of the outstanding shares of capital stock of Industries have been duly authorized, validly issued and are fully paid and nonassessable. There are no other classes of capital stock of Industries authorized or outstanding. Other than in connection with the offering described in Section
1.5 hereof, there are no rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreement of any kind to purchase or otherwise to receive from Industries any of the outstanding, authorized but unissued or treasury shares of the capital stock or any other securities of Industries and no securities or obligations of any kind convertible into such capital stock exist in favor of any person, firm or corporation.

7. Paragraph (f)(i) of Section 2.2 of the Agreement is amended to read as follows:

"The financial statements of Industries, including the footnotes thereto, to be delivered to DDI as part of the Closing Information will be prepared in conformity with generally accepted accounting principles and will fairly present the financial condition and results of operations of Industries as of December 31, 1998 and May 31, 1999 and for the periods commencing with its organization to each such date. The financial statements of Industries as of December 31, 1998 shall be audited and reported on by certified public accountants who are independent within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder and the financial statements as of May 31, 1999 shall be reviewed by such accountants."

8. The word "DDI" appearing in the second line of paragraph (e)(i) of Section
2.3 is hereby changed to "Shareholders".

9. There is to be added to ARTICLE 3 a new section numbered "3.8", which shall read as follows:

              "Section 3.8 Investment Intent. Each of the Shareholders hereby warrants, represents and acknowledges to DDI that (i) the shares of DDI Common Stock which it will receive and exchange for Industries' Common Stock, are "restricted securities" as such term is defined under Rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, as amended ("Securities Act"); (ii) the shares of DDI Common Stock are being acquired for investment purposes only and not for the purpose of distribution; (iii) the shares of DDI Common Stock which each will receive may not be sold or otherwise transferred unless they have been registered under the Securities Act and all applicable state securities laws, unless an exemption from such registration requirements is available with respect to the resale or transfer of such shares; (iv) each understands that DDI is under no obligation to register all or any of its shares under the Securities Act or any state securities laws, or to take any action to make an exemption fro m such registration provisions available to any of the Shareholders, including, but not limited to, being current in the filing of periodic reports under Section 13 of the Exchange; and
(v) the Stock Certificates to evidence the shares of DDI Common Stock to be issued to each will bear a legend to the effect that the transfer of the same cannot be made except in compliance with the Securities Act or any applicable state securities laws unless the same are registered under the Securities Act or an exemption therefrom is available.

10. Paragraph (h) of Section 4.1 of the Agreement is hereby deleted. 11. Except to the extent amended in this Amendment, the terms and provisions of the Agreement shall remain in full force and effect, and it shall be referred to as the Amended Agreement.

IN WITNESS WHEREOF, this Amendment has been executed in one or more counterparts which, when taken together, shall constitute one and the same document and be deemed delivered as of the date first written above.

                                    DISTINCTIVE DEVICES, INC.

                                    By:
                                       President

                                    EAGLEVIEW TECHNOLOGIES, INC.

                                    By:
                                        President


                                    Alfred M. Carroccia


                                    William Hucks


                                    Walter E. Freeman


                                    James R. Hawk


                                    Joanne L. Kalt